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02035848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby *furnishing the information to the Commission pursuant to* Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 10th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TELKOM

PRESS RELEASE

No.Tel.145/PR000/UHI/2002

TELKOM AND ARIAWEST REACH AGREEMENT ON RESOLVING KSO III DISPUTE

Bandung, May 10, 2002 – PT (Persero) Telekomunikasi Indonesia Tbk. ("Telkom") and PT AriaWest International ("AriaWest"), Telkom's partner in the joint operating scheme for the KSO Region III (West Java-Banten), have reached an agreement to amicably settle all disputes related to the KSO agreement for Region III, West Java-Banten. This agreement was reached following the signing of a Conditional Sale and Purchase Agreement ("SPA") on May 8, 2002, pursuant to which Telkom will acquire 100% of AriaWest, which was previously owned by a consortium that consists of Mediaone International IBV, PT Aria Infotek, and The Asian Infrastructure Fund.

In this regard, Telkom will pay US$64.5 million (Sixty Four Point Five Million US Dollars) in cash and US$120 million (One Hundred and Twenty Million US Dollars) in eleven equal semi-annual installments, without interest, over five and a half years, beginning six months after closing. US$20 million (Twenty Million US Dollars) from the initial US$64.5 million (Sixty Four Point Five Million US Dollars) cash payable by Telkom, will be advanced on or before May 17, 2002, with the remaining US$44.5 million (Forty Four Point Five Million US Dollars) to be paid on the closing date. Telkom will also assume AriaWest's debt obligations after it has been restructured. The transaction is still subject to certain conditions, including among others, the restructuring of AriaWest's debt.

As part of the settlement, both parties have agreed to allow Telkom to have limited interim management control of KSO Unit III. This interim management period will take effect only after certain tax rulings are obtained and continue until August 30, 2002, which is the latest date the transaction must be completed.

In addition, on the closing date, both parties have agreed on a settlement relating to all claims between both parties that relate to the KSO Agreement for Region III, West-Java-Banten and to terminate all on-going arbitration proceedings in connection with such disputes. On closing, Telkom and AriaWest will also enter into certain agreements to release each other from claims under the KSO Agreement. This will include the disputes regarding the transfer of Rp 74.4 billion (Seventy Four Point Four Billion Rupiah) from the KSO Unit to AriaWest, given that this settlement will take into account claims from all parties.

Salomon Smith Barney acted as exclusive financial advisor to Telkom in these negotiations. CIBC acted as exclusive financial advisor to the shareholders of AriaWest in these negotiations.

About Telkom

Telkom is the principal provider of telecommunications services in Indonesia, providing local and domestic long distance telephone services with 7.2 million lines in service as of December 31, 2001. Telkom, either directly or indirectly through its affiliates provides a wide range of other telecommunications services including mobile and fixed cellular, data communications, leased lines and certain value-added services. Telkom, a majority state-owned company, is one of the largest companies in Indonesia with total operating revenues and operating income for year ended December 31, 2001 of Rp 16,131 billion (US$1,587 million) and Rp 7,616 billion (US$749 million) respectively. For additional information, please visit Telkom's website at www.telkom.co.id.

About AriaWest

AriaWest is a joint venture of Mediaone International IBV (a fully-owned subsidiary of AT&T Wireless Services, Inc.), PT Aria Infotek, and The Asian Infrastructure Fund. AriaWest was formed to undertake telecommunications operations in West Java, Region III, through a joint operation agreement with Telkom. The initial agreement was signed on October 20, 1995.

For the fiscal year ending December 31, 2001, the KSO III West Java region generated approximately Rp 484 billion of MTR/DTR for Telkom and approximately Rp 275 billion of DTR for AriaWest. AriaWest currently operates 650,000 lines-in-service in the West Java region.

For further information, please contact:

PT Telekomunikasi Indonesia Tbk.

Investor Relations Unit
Phone: 62-22-4527337 or 62-21-5215109
Fax: 62-22-7104743 or 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

PT AriaWest International

Corporate Communications
Phone: 62-21-7398222
Fax: 62-21-7243371